PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong
Telephone +852 2289 8888
Facsimile +852 2810 9888
pwchk.com

Alan R. Lun
Chief Financial Officer
Members of the Audit Committee
Subaye, Inc.
A536-537, 13 Block, 232 Waihuandong Road
Xiaoguwei Street
University City
Guangzhou GD
510006
China

1 April 2011

Our Ref: LWHF.GHGC/02081452

Dear Mr. Lun and all members of the Audit Committee

Our letter of 28 March 2011 to the Audit Committee ("Letter to Audit Committee") detailed certain important matters which have come to our attention during the course of our engagement with Subaye, Inc. and its subsidiaries ("Subaye" or the "Company"). Thank you for the further responses on those matters at the Audit Committee meeting which took place on 1 April 2011.

As discussed in our meeting with the Audit Committee on 1 April 2011, we are resigning as auditors of the Company with immediate effect as a result of the failure or inability of the Company to adequately address the matters stated in the Letter to Audit Committee after an extended period of time.

We wish to note that the matters identified in the Letter to Audit Committee, if further investigated, may materially impact the fairness or reliability of Subaye's quarterly financial Information for the three months ended 31 December 2010 or may cause us to be unwilling to rely on management's representations and, accordingly, would constitute "reportable events" under Item 304(a) (1)(v) or Regulation S-K. A summary of the matters are as follows:

- Inability to obtain adequate information and/or supporting documentation to verify cash settlements from sales agents made to the bank accounts of Subaye, the end customer subscriptions for Subaye's services, or the services rendered by Subaye to these end customers.

- Inadequate documentation to substantiate the marketing and promotion activities performed by sales agents to promote the businesses of Subaye in return for fees paid to such agents and recorded as expenses of Subaye.

- Insufficient explanations regarding certain commonalities between and among certain customers and vendors of the Company.

- No evidence of any business tax payments made by Subaye for services rendered in China.

Very truly yours

PricewaterhouseCoopers

PricewaterhouseCoopers